Wetrade Group Inc.

No 1 Gaobei South Coast

Yi An Men 111 Block 37, Chao Yang District

Beijing City, People Republic of China 100020

July 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Jeff Kauten

Re:	Wetrade Group Inc.
Registration Statement on Form S-1, as amended (File No. 333-252149)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Wetrade Group Inc., hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on July 18, 2022, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Wetrade Group Inc.

By:	/s/ Pijun Liu
Name:Pijun Liu
Title:Chief Executive Officer and Director